Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 28, 2013

# FI Enhanced Europe 50 ETN

BARCLAYS | ETN+

The Barclays ETN+ FI Enhanced Europe 50 ETN (the "ETN") is designed to provide a leveraged return of a multiple of two times the performance of the STOXX Europe 50® USD (Gross Return) Index (the "Index") over the term of the ETNs, subject to the rebalancing of the leveraged exposure upon a rebalancing event or early redemption upon an automatic termination event.

The Index is composed of 50 European blue-chip companies selected from within the STOXX Europe 600 Index (the "Parent Index"). The Parent Index contains the 600 largest stocks traded on the major exchanges of 18 European countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.



## Historical Index Performance[1]



STOXX Europe 50® USD (Gross Return) Index
S&P 500® TR
120
110
100
90
80
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13

| | STOXX Europe 50® USD (Gross Return) | S&P 500® Total Return |
|---|---|---|
| Annualized Returns | 12.8% | 17.0% |
| Annualized Volatility[2] | 18.0% | 12.7% |
| Correlation[3] vs. S&P 500® TR | 94.2% | 100% |
| Returns Over Volatility Ratio | 0.71 | 1.33 |

## Leverage Mechanics

The ETN seeks to mitigate the path dependency to underlying Index that daily rebalancing leverage products produce.

- Only rebalances if the Index decreases below a threshold (80% of the index level on inception date, excluding fees).
- Targets a fixed multiple return of the performance of the Index over the term of the ETNs.

On any day, the **Leverage Factor** provides an indication of the leveraged exposure of the ETN to the Index. For any time period where no rebalancing occurs, the returns of the ETN can be approximated as:

Return on Investment = Leverage Factor at purchase x Index Performance - Fees / costs

## Key Features

| | |
|---|---|
| ETN Ticker | FEEU |
| Index Sponsor | STOXX |
| Index Ticker | SX5PGV |
| Inception Date | 5/22/2013 |
| Index Launch Date | 3/27/2012 |
| Yearly fee on CIV[4] | 0.05% |
| Yearly fee on long index amount[4] | 0.76% + 3m USD LIBOR |
| Initial Leverage Factor | 2 |

## Index weighting by Sector [5]

| Sector | Weighting |
|---|---|
| Health Care | 18.3 |
| Financials | 15.5 |
| Food & Beverages | 13.1 |
| Oil & Gas | 13.0 |
| Personal % Household Goods | 7.4 |
| Telecommunications | 6.4 |
| Chemicals | 5.5 |
| Industrial Goods & Services | 4.7 |
| Other | 16.1 |

## Index weighting by Country [5]

| Country | Weighting |
|---|---|
| Great Britain | 40.1 |
| Switzerland | 21.1 |
| Germany | 14.8 |
| France | 11.2 |
| Spain | 4.9 |
| Other | 7.9 |

1. Source: Bloomberg, 3/27/2012 - 5/24/2013. **Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.**
2. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.
3. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.
4. The Yearly Fee represents the cumulative effect of the daily investor fee for each ETN, which will equal (a) the sum of (i) the product of (1) the long index amount on the immediately preceding valuation date times (2) the exposure fee rate plus (ii) 0.05% times the closing indicative note value on the immediately preceding valuation date times (b) the number of calendar days from, but excluding, the immediately preceding valuation date to, and including, the current valuation date divided by (c) 360. In addition, a rebalancing fee will apply upon a rebalancing event, and a settlement charge will apply at maturity or upon holder redemption.
5. Source: STOXX, as of 4/30/2013.

Selected Risk Considerations

An investment in the ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Your Return May Be Affected By Factors Affecting International Security Markets: The international equities underlying the index may have less liquidity and could be more volatile than the securities traded in the U.S. or other longer-established securities markets.

Additional special risks associated with international securities may include less rigorous regulation of securities markets, different accounting and disclosure standards, government interference, higher inflation, and social, economic, and political uncertainties.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Automatic Redemption: Barclays Bank PLC will automatically redeem the ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any index business day prior to or on the final valuation date, the intraday index level is less than or equal to the automatic termination trigger calculated on the valuation date immediately preceding the beginning of such index business day.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 10,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents

Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“STOXX Europe 50®” is a registered trademark of STOXX Limited.

© 2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE